December 20, 2007

Mr. Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, California 94304

Re: **Affymax, Inc.**
       Form 10-K for the year ended December 31, 2006
       File No. 1-33213

Dear Mr. Cleveland:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 70
Revenue Recognition, page 72

1. In a prior response dated November 30, 2006 you indicated that it was your belief that milestones under the agreements with Takeda are not substantive and you

stated the reasons why the milestones were not substantive, including that there is no relation between the milestone payments and your level of effort or participation. In Note 10, you disclosed that you recognized a $10 million milestone payment from Takeda as revenue in 2006. Please tell us why you believe that the $10 million milestone payment due from Takeda that you accrued in December 2006 is substantive.

Note 8 – Stock-Based Compensation, page 81

2. You disclosed in your critical accounting policies that you engaged an independent valuation firm to determine the fair value of your common stock in 2006. While you are not required to make this reference, when you do, you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant